Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

This report on Form 6-K and Exhibits 99.1, 99.2, 99.3 and 99.4 hereto are hereby incorporated into the Company’s Registration Statement on Form F-3 (Registration Statement No. 333-161757).

WuXi PharmaTech (Cayman) Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/S/ EDWARD HU
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: October 14, 2010

Exhibit 99.1

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 10, 2010

NOTICE IS HEREBY GIVEN that on November 10, 2010, WuXi PharmaTech (Cayman) Inc. (the “Company”) will hold its annual general meeting of shareholders at Novotel Citygate Hong Kong, 51 Man Tung Road, Tung Chung, Hong Kong, meeting room: Mui Wo, at 9:00 a.m. local time for the following purposes:

1.	To consider and vote upon the nomination of incumbent directors Ge Li, Cuong Viet Do and Stewart Hen.

2.	To pass a special resolution to amend the WuXi PharmaTech (Cayman) Inc. 2007 Employee Share Incentive Plan (the “Plan”) to increase the number of ordinary shares authorized to be issued pursuant to the Plan, as well as the limit on the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan, by 36,000,000 ordinary shares so that the aggregate number of ordinary shares authorized to be issued under the Plan shall be 82,044,400.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement.

Voting by Holders of Ordinary Shares

A form of proxy for use at the annual general meeting is enclosed. Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. To vote your ordinary shares, you must sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed) in the self-addressed envelope that we have included for your convenience. The form of proxy is to be delivered to the attention of Harry He, 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China as soon as possible and no later than 48 hours before the time appointed for the annual general meeting. Returning the completed form of proxy will not preclude you from attending the annual general meeting and voting in person if you so wish.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Voting by Holders of American Depositary Shares

Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. If you are desirous of having JPMorgan Chase Bank, N.A. (the “Depositary”), through its Nominee or Nominees, vote or execute a proxy to vote the ordinary shares represented by your American Depositary Shares (“ADSs”) for or against the resolutions, or any of them, to be proposed at the annual general meeting, you must execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. An enclosed postage paid envelope was provided for this purpose. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than November 2, 2010. Only the registered ADS holders of record at the close of business on October 8, 2010 are entitled to execute the Voting Instruction Card.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and
Chief Executive Officer
October 14, 2010

Exhibit 99.2

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of WuXi PharmaTech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the annual meeting of shareholders to be held on November 10, 2010 at 9:00 a.m. local time, or at any adjournment or postponement thereof. The annual general meeting (the “AGM”) will be held at Novotel Citygate Hong Kong, 51 Man Tung Road, Tung Chung, Hong Kong, meeting room: Mui Wo.

Revocability of Proxies or Voting Instruction Cards

A shareholder executing a proxy or a holder of American Depositary Shares (“ADSs”) executing a Voting Instruction Card may revoke it before it is exercised by delivering a written notice revoking the proxy or Voting Instruction Card, by subsequently filing another proxy or Voting Instruction Card bearing a later date, or, if the shareholder holds ordinary shares, by attending the AGM and voting in person. A written notice of revocation must be delivered to the attention of Harry He at the Company, if you hold ordinary shares, or to JPMorgan Chase Bank, N.A. (the “Depositary”), if you hold ADSs.

Record Date and Quorum

Shareholders of record at the close of business on October 8, 2010 (“Shareholders”) are entitled to vote at the AGM. Ordinary shares underlying ADSs are included for purposes of this determination. Shareholders are entitled to one vote for each ordinary share held. Two shareholders present in person or by proxy, or in the case of a corporation, by its duly authorized representative, and holding shares representing in the aggregate no less than one-third of the issued voting shares throughout the AGM will constitute a quorum for all purposes.

Voting by Holders of Ordinary Shares

If you properly cast your vote by executing and returning the enclosed form of proxy (and if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of the Company to the attention of Harry He, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, as soon as possible and not later than 48 hours before the time appointed for holding the AGM.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the AGM.

Voting by Holders of American Depositary Shares

The Depositary has advised us that it intends to mail to all ADSs holders a Voting Instruction Card containing a link to WuXi’s website (http://ir.wuxipharmatech.com /phoenix.zhtml?c=212698&p=irol-annualmeetingmaterials) containing this proxy statement, and the notice of AGM. If you wish the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the ordinary shares represented by your ADSs for or against the resolutions, or any of them, to be proposed at the AGM, you must execute and forward to the Depositary the Voting Instruction Card. In order to be valid, the Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than November 2, 2010. An enclosed postage paid envelope was provided for this purpose.

Directors

The names of our director nominees and continuing directors and related biographical information are set forth below.

Name	Age	Committee Memberships	Year Term Expires	Director Since
Nominees for Class C
Ge Li	43	Strategy Committee, Compensation Committee	2010*	2004
Cuong Viet Do	44	Strategy Committee, Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2010*	2007
Stewart Hen	43	Strategy Committee, Compensation Committee	2010*	2009
Class A Continuing Directors
Xiaozhong Liu	46		2011	2005
Ying Han	56	Corporate Governance and Nominations Committee, Audit Committee	2011	2008
Kian Wee Seah	47	Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2011	2005
Class B Continuing Directors
Xuesong (Jeff) Leng	40	Compensation Committee	2012	2008
Zhaohui Zhang	40		2012	2005
Ning Zhao	43		2012	2009

*	Currently up for re-election.

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of our founders and a core member of the senior management of our company. He is responsible for operations, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc. Dr. Li received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Cuong Viet Do has served as a director since 2007. Mr. Do is currently Senior Vice President of Corporate Strategy and Business Development at Tyco Electronics. From December 2006 through April 2009, he served as the Chief Strategy Officer of Lenovo. Previously he worked for 17 years at McKinsey & Company, where he was Director and Senior Partner. Mr. Do helped build the healthcare, high tech, marketing and corporate finance practices at McKinsey. He has also advised hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in biochemistry and economics from Dartmouth College and an MBA from the Amos Tuck School of Business Administration at Dartmouth College, where he now serves on the MBA Board.

Stewart Hen has served as a director since February 2009. Mr. Hen is Managing Partner at Serrado Capital LLC, a healthcare investment firm. Prior to founding Serrado Capital, Mr. Hen was a Managing Director at Warburg Pincus LLC, in the health care investment area, where we worked from 2000-2010. Prior to joining Warburg Pincus, he was a consultant at McKinsey & Company serving the biotechnology and pharmaceutical industry. Before that, he worked at Merck & Company in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of our founders and a core member of the senior management of our company. Mr. Liu is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years for Hewlett Packard (China), where she was Chief Controller and Business Development Director. Ms. Han is currently an advisor to Warburg Pincus. She received a bachelor’s degree in accounting from Xiamen University.

Kian Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte. Ltd. in 1997 and currently holds the position of Managing Director. He chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst. Mr. Seah received a bachelor’s degree in engineering from National University of Singapore, a master’s degree from the University of California at Los Angeles and an EMBA from Tsinghua University.

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and as a director since 2005. Mr. Zhang is one of our founders and a core member of the senior management of our company. Mr. Zhang is responsible for business development. Prior to joining our company, Mr. Zhang worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our co-founders, is currently lead advisor to our analytical services operations. She was Vice President of our analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. She previously worked for Wyeth as a Senior Research Scientist, for Pharmacopeia as a Group Leader for the high-throughput analysis of combinatorial libraries and for Bristol-Myers Squibb as a Site Leader in the discovery analytical sciences department. Dr. Zhao received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. She is married to our Chairman and Chief Executive Officer Dr. Ge Li.

Our Directors are divided into three different classes: Class A Directors, Class B Directors and Class C Directors. At this year’s AGM, we are electing our Class C Directors.

PROPOSALS

Proposals No. 1, No. 2 and No. 3: Election of Directors

According to the Company’s Articles of Association, the terms of the Class C Directors expire at this year’s AGM. The Board of Directors hereby nominates the incumbent Class C Directors, Ge Li, Cuong Viet Do and Stewart Hen, for re-election at the AGM. Each director to be re-elected will hold office for a three year term or until such time as they are removed from office by special resolution of the shareholders or disqualification in accordance with the Company’s Articles of Association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 AND 3, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Proposal No. 4: Amending the Plan to Increase the Number of Shares Authorized to be Issued

The Board has determined that it is in the best interests of the Company and Shareholders to increase the number of ordinary shares authorized to be issued pursuant to the WuXi PharmaTech (Cayman) Inc. 2007 Employee Share Incentive Plan (the “Plan”), as well as the limit on the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan, by 36,000,000 ordinary shares so that the aggregate number of ordinary shares authorized to be issued under the Plan shall be 82,044,400. The Board of Directors proposes that a special resolution be passed at this year’s AGM to amend the Plan, in the form attached as Exhibit A, in order to effect such share increase.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, AMENDING THE PLAN.

OTHER MATTERS

The Company knows of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and
Chief Executive Officer

October 14, 2010

EXHIBIT A

WUXI PHARMATECH (CAYMAN) INC.

2007 PERFORMANCE INCENTIVE PLAN

Exhibit 99.3

WUXI PHARMATECH (CAYMAN) INC.

2007 EMPLOYEE SHARE INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of this WuXi PharmaTech (Cayman) Inc. 2007 Employee Share Incentive Plan (this “Plan”) of WuXi PharmaTech (Cayman) Inc., an exempted company organized under the Companies Law (2010 Revision) of the Cayman Islands, and its successors (the “Company”), is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Company or the Company’s compliance with any applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company; and “Board” means the Board of Directors of the Company.

3.	PLAN ADMINISTRATION

3.1	The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its powers under this Plan (a) to designate officers and employees of the Company and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards, in each case within the limits established by the Board or another committee within its delegated authority. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the applicable charter of the Company or any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

3.2.1	determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

3.2.2	grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;

3.2.3	approve the forms of award agreements (which need not be identical either as to type of award or among participants);

3.2.4	construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

3.2.5	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

3.2.6	accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

3.2.7	adjust the number of Ordinary Shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6, and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall such an adjustment constitute a repricing (by amendment, substitution, cancellation and regrant, exchange for cash or another award or other means) of the per share exercise or base price of any option or share appreciation right;

3.2.8	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

3.2.9	determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

3.2.10	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, shares of equivalent value, or other consideration; and

3.2.11	determine the fair market value of the Ordinary Shares or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3	Binding Determinations. Any action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

4.	ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be shares of the Company’s authorized but unissued Ordinary Shares and any shares of its Ordinary Shares held as treasury shares. For purposes of this Plan, “Ordinary Shares” shall mean the ordinary shares of the Company and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits. The maximum number of Ordinary Shares that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to 82,044,400 Ordinary Shares. The maximum number of Ordinary Shares that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 82,044,400 Ordinary Shares.

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award granted under this Plan is settled in cash or a form other than Ordinary Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Ordinary Shares are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that Ordinary Shares are delivered pursuant to the exercise of a share appreciation right or option granted under this Plan, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a share appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.) Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan. Shares not issued in connection with share-settled share appreciation rights and shares tendered or withheld in payment of an option price or for withholding taxes shall not be counted against the shares available for issuance under this Plan. Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards.

4.4	Reservation of Shares; No Fractional Shares; Minimum Issue. The Company shall at all times reserve a number of Ordinary Shares sufficient to cover the Company’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. No fewer than 100 shares may be purchased on exercise of any award (or, in the case of share appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1	Share Options. A share option is the grant of a right to purchase a specified number of Ordinary Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Ordinary Shares on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2	Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Ordinary Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Ordinary Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Ordinary Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such option is at least 110% of the fair market value of the shares subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3	Share Appreciation Rights. A share appreciation right or “SAR” is a right to receive a payment, in cash and/or Ordinary Shares, equal to the excess of the fair market value of a specified number of Ordinary Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Ordinary Shares on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4	Other Awards. The other types of awards that may be granted under this Plan are: (a) share bonuses, restricted shares, performance shares (which may be settled in Ordinary Shares or cash), share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Ordinary Shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Ordinary Shares and/or returns thereon.

5.2	[Reserved.]

5.3	Award Agreements. Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator and executed by the Company by an officer duly authorized to act on its behalf, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an “award agreement”), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Company (other than the particular award recipient) to execute any or all award agreements on behalf of the Company. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.4	Deferrals and Settlements. Payment of awards may be in the form of cash, Ordinary Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan, in any event in compliance with Section 8.1.2 hereof. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5	Consideration for Ordinary Shares or Awards. The purchase price for any award granted under this Plan or the Ordinary Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

•	services rendered by the recipient of such award;

•	cash, check payable to the order of the Company, or electronic funds transfer;

•	notice and third party payment in such manner as may be authorized by the Administrator;

•	the delivery of previously owned Ordinary Shares;

•	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

•

subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any Ordinary Shares newly-issued by the Company be issued for less than the minimum lawful consideration for such Ordinary Shares or for consideration other than consideration permitted by applicable law. In the event that the Administrator allows a participant to exercise an award by delivering Ordinary Shares previously owned by such participant and unless otherwise expressly provided by the Administrator, any Ordinary Shares delivered which were initially acquired by the participant from the Company (upon exercise of a share option or otherwise) must have been owned by the participant. Ordinary Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any Ordinary Shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or Ordinary Shares by any method other than cash payment to the Company. The Administrator may take all actions necessary to alter the method of Option exercise and the exchange and transmittal of proceeds with respect to participants resident in the People’s Republic of China (“PRC”) not having permanent residence in a country other than the PRC in order to comply with applicable PRC foreign exchange and tax regulations.

5.6	Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, if the Ordinary Shares are not listed or actively traded on an internationally recognized securities exchange as of the applicable date, the fair market value as reasonably determined by the Administrator for purposes of the award in the circumstances. If the Ordinary Shares are listed and actively traded on an internationally recognized securities exchange, then unless otherwise determined or provided by the Administrator in the circumstances, the “fair market value” shall mean the last price for an Ordinary Share as furnished by the securities exchange on which the Ordinary Shares are listed for the date in question or, if no sales of Ordinary Shares were reported on that date, the last price for a Common Share as furnished by the securities exchange on which the Ordinary Shares are listed for the next preceding day on which sales of Ordinary Shares were reported. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7	Transfer Restrictions.

5.7.1	Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.7.2	Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.7.3	Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award),

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.8	International Awards. One or more awards may be granted to Eligible Persons who provide services to the Company or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.

6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the applicable award agreement.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another entity within the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, share split (including a share split in the form of a share dividend) or reverse share split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Ordinary Shares; or any exchange of Ordinary Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Ordinary Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Ordinary Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Ordinary Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Administrator shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code and Section 409A of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards. Upon the occurrence of any of the following events (each, a “Change of Control”): any merger, combination, consolidation, or other reorganization; any exchange of Ordinary Shares or other securities of the Company; a sale of all or substantially all the business, shares or assets of the Company; a dissolution of the Company; or any other event in which the Company does not survive (or does not survive as a public company in respect of its Ordinary Shares); then the Administrator may make provision for either (i) a cash payment in full settlement of all outstanding vested share-based awards outstanding under this Plan, (ii) the termination of all outstanding share-based awards outstanding under this Plan, or (iii) the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, in each case based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Ordinary Shares upon or in respect of such Change of Control. Upon the occurrence of any Change of Control, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) subject to Section 7.4 and unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR may as the Administrator shall determine become fully vested, all shares of restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; and (2) each award shall terminate and be deemed cancelled upon the occurrence of a Change of Control; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event). For the avoidance of doubt if the per share price for an Ordinary Share in any such Change of Control transaction equals or exceeds the relevant exercise price of any outstanding (vested or unvested) option or SAR, then the Administrator shall be empowered to terminate and cancel such outstanding option or SAR without the payment of any consideration whatsoever without the consent of the holder thereof. Upon the occurrence of any Change of Control where the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances, if the Participant is terminated without cause within 24 months of such Change of Control transaction, then, in the sole discretion of the administrator, each then-outstanding option and SAR may become fully vested, all shares of restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award.

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any Change of Control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of the award if an event giving rise to an acceleration does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 and/or 7.4 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

7.4	Golden Parachute Limitation. Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall any award or payment be accelerated under this Plan to an extent or in a manner so that such award or payment, together with any other compensation and benefits provided to, or for the benefit of, the participant under any other plan or agreement of the Company or any of its Subsidiaries, would not be fully deductible by the Company or one of its Subsidiaries for federal income tax purposes because of Section 280G of the Code. If a participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then the participant may by written notice to the Company designate the order in which such parachute payments will be reduced or modified so that the Company or one of its Subsidiaries is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code. Notwithstanding the foregoing, if a participant is a party to an employment or other agreement with the Company or one of its Subsidiaries, or is a participant in a severance program sponsored by the Company or one of its Subsidiaries, that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar successor provision), or the applicable award agreement includes such provisions, the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to the awards held by that participant (for example, and without limitation, a participant may be a party to an employment agreement with the Company or one of its Subsidiaries that provides for a “gross-up” as opposed to a “cut-back” in the event that the Section 280G thresholds are reached or exceeded in connection with a change in control and, in such event, the Section 280G and/or Section 4999 provisions of such employment agreement shall control as to any awards held by that participant).

8.	OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Ordinary Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Ordinary Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Tax Withholding. Upon any exercise, vesting, or payment of any award or upon the disposition of Ordinary Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Company or one of its Subsidiaries shall have the right at its option to:

(a)	require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b)	deduct from any amount otherwise payable in cash to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld (including taxes in the PRC where applicable) in connection with the delivery of Ordinary Shares under this Plan (including the sale of Ordinary Shares as may be required to comply with foreign exchange rules in the PRC for participants resident in the PRC), the Administrator may in its sole discretion (subject to Section 8.1) grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Company reduce the number of Ordinary Shares to be delivered by (or otherwise reacquire) the appropriate number of Ordinary Shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the Ordinary Shares withheld exceed the minimum whole number of Ordinary Shares required for tax withholding under applicable law. The Company may, with the Administrator’s approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1	Effective Date. This Plan is effective as of July 15, 2007, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to shareholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2	Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3	Shareholder Approval. To the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval. Notwithstanding the foregoing, any option “repricing” or similar event shall be subject to prior shareholder approval.

8.6.4	Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).

8.6.5	Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Ordinary Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Construction; Severability.

8.8.1	Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the Cayman Islands.

8.8.2	Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3	Plan Construction.

(a)	Rule 16b-3. It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Share-Based Awards in Substitution for Share Options or Awards Granted by Other Company. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Ordinary Shares in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Ordinary Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

8.13	Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Company or its Subsidiaries.

Exhibit 99.4

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

FORM OF PROXY FOR USE BY SHAREHOLDERS OF WUXI PHARMATECH (CAYMAN) INC. (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) TO BE HELD AT NOVOTEL CITYGATE HONG KONG, 51 MAN TUNG ROAD, TUNG CHUNG, HONG KONG, MEETING ROOM: MUI WO, ON WEDNESDAY, NOVEMBER 10, 2010 AT 9:00 A.M. LOCAL TIME

I/We (note (1))

of

being the registered holder(s) of (note (2))

Ordinary shares of par value US$0.02 each in the capital of the Company (the “Share(s)”), HEREBY APPOINT (note (3)) THE CHAIRMAN OF THE MEETING or of
to act as my/our proxy for the Meeting to be held at Novotel Citygate Hong Kong, 51 Man Tung Road, Tung Chung, Hong Kong, meeting room: Mui Wo, on November 10, 2010 at 9:00 a.m. local time and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf.

RESOLUTIONS	FOR	AGAINST
Proposal No. 1 To Re-elect Ge Li

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Ge Li be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 2 To Re-elect Cuong Viet Do

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Cuong Viet Do be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 3 To Re-elect Stewart Hen

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Stewart Hen be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 4 to Amend the Plan

IT IS RESOLVED, as a Special Resolution, THAT:

the WuXi PharmaTech (Cayman) Inc. 2007 Employee Share Incentive Plan (the “Plan”) be amended to increase the number of Shares authorized to be issued pursuant to the Plan, as well as the limit on the total number of Shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan, by 36,000,000 Shares so that the aggregate number of Shares authorized to be issued under the Plan shall be 82,044,400.

	☐	☐

I/we also hereby authorize/do not authorize (circle one) my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his or her absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this	day of	2010.

Shareholder’s Signature:                                                               (note (4))

Notes:

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS. In the case of joint holders of a Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he or she was solely entitled thereto, but if more than one such joint holder is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

(2)	Please insert the number of Shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).

(3)	A proxy need not be a member of the Company, but must attend the Meeting to represent you. If a proxy other than the Chairman of the Meeting is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided.

(4)	This form of proxy must be signed by the appointor, or his or her attorney duly authorized, in writing, of if such appointor is a corporation, either under its common seal, or under the hand of an officer, attorney or other person duly authorized to sign the same.

(5)	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(6)	Any alterations made to this form must be initialed by the person who signs it.

(7)	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of business of the Company to the attention of Harry He, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai, 200131, People’s Republic of China, not later than 48 hours before the time appointed for holding the Meeting or any adjourned meeting.

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